UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:  000-51207
(Check one)
☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F  ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended:  December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:   Modern City Entertainment, Inc.

Former Name if Applicable:  ____________________________________

Address of Principal Executive Office (Street and Number):   1815 Griffin Road, Suite 207

City, State and Zip Code: Ft. Lauderdale, FL 33034

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         ☒      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable  effort or expense;

         ☒      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,  or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-K for the year ended December 31, 2009, within the prescribed time primarily due to the registrant’s new hire of an accountant to close the books at year end and the hire of a new audit firm.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William Erfurth                                (305)      970-4898
- --------------------------------------------------------------------------------
(Name)                                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
              ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
              ☐ Yes  ☒ No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Modern City Entertainment, Inc.
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  April , 2010

By:  /s/ William Erfurth
      William Erfurth
       Chief Executive Officer (Principle Executive Officer)